Exhibit 99.2

Fresenius Medical Care AG

COMPLETE OVERVIEW OF THE FIRST QUARTER 2025

May 6, 2025

Investor Relations

phone: +49 6172 609 2525

email: ir@freseniusmedicalcare.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development by segment	page 6
Key metrics	page 7
Reconciliation results excl. special items	page 8
Outlook 2025	page 9

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

Rounding adjustments applied to individual numbers and percentages may result in these figures differing immaterially from their absolute values. Furthermore, totals and subtotals in tables may differ slightly from unrounded figures due to rounding in accordance with commercial rounding conventions.

Copyright by Fresenius Medical Care AG

Statement of earnings

in € million, except share data, unaudited	Three months ended March 31,
	2025	2024	Change	Change at cc
Total revenue	4,881	4,725	3.3%	1.2%
Costs of revenue	3,697	3,551	4.1%	2.0%
Selling, general and administrative expense	751	776	-3.2%	-4.9%
Research and development expense	43	48	-9.0%	-10.1%
Income from equity method investees	(48)	(29)	65.8%	65.9%
Other operating income	(141)	(113)	24.5%	24.1%
Other operating expense	248	246	0.4%	-0.4%
Operating income	331	246	34.7%	31.6%
Operating income excl. special items [1]	457	403	13.4%	10.9%

Interest income	(15)	(16)	-4.4%	-2.9%
Interest expense	96	104	-7.8%	-9.8%
Interest expense, net	81	88	-8.4%	-11.1%
Income before income taxes	250	158	58.8%	55.5%
Income tax expense	61	40	54.5%	51.6%
Net income	189	118	60.3%	56.8%
Net income attributable to noncontrolling interests	38	47	-18.9%	-21.2%
Net income attributable to shareholders of FME AG	151	71	113.1%	108.8%
Net income attributable to shareholders of FME AG excl. special items [1]	246	188	31.3%	28.6%

Weighted average number of shares	293,413,449	293,413,449

Basic earnings per share	€0.52	€0.24	113.1%	108.8%
Basic earnings per ADS	€0.26	€0.12	113.1%	108.8%

Operating income	331	246	34.7%	31.6%
Depreciation, amortization and impairment loss	395	512	-23.0%	-24.5%
EBITDA	726	758	-4.3%	-6.3%

In percent of revenue
Operating income margin	6.8%	5.2%
Operating income margin excl. special items [1]	9.4%	8.5%
EBITDA margin	14.9%	16.1%

1 For a reconciliation of special items, please refer to the table on page 8.

Statement of earnings	Page 2 of 9	May 6, 2025

Segment information

unaudited	Three months ended March 31,
	2025	2024	Change	Change at cc
Total
Revenue in € million	4,881	4,725	3.3%	1.2%
Operating income in € million	331	246	34.7%	31.6%
Operating income in € million excl. special items [1]	457	403	13.4%	10.9%
Operating income margin	6.8%	5.2%
Operating income margin excl. special items [1]	9.4%	8.5%
Days sales outstanding (DSO) [2]	67	76
Employees (headcount)	112,035	117,128

Care Delivery segment
Revenue in € million	3,857	3,788	1.8%	-0.9%
Operating income in € million	323	189	71.4%	64.3%
Operating income in € million excl. special items [1]	360	348	3.6%	-0.3%
Operating income margin	8.4%	5.0%
Operating income margin excl. special items [1]	9.3%	9.2%
Days sales outstanding (DSO) [2]	61	71

Care Enablement segment
Revenue in € million	1,367	1,297	5.4%	4.9%
Operating income in € million	94	70	34.3%	32.9%
Operating income in € million excl. special items [1]	114	76	50.1%	48.7%
Operating income margin	6.9%	5.4%
Operating income margin excl. special items [1]	8.3%	5.9%
Days sales outstanding (DSO) [2]	91	92

Inter-segment eliminations [3]
Revenue in € million	(343)	(360)	-5.0%	-7.2%
Operating income in € million	(5)	1	n.a.	n.a.
Operating income in € million excl. special items [1]	(5)	(3)	77.1%	71.8%

Corporate
Operating income in € million	(81)	(14)	494.9%	444.8%
Operating income in € million excl. special items [1]	(12)	(18)	-31.4%	-55.7%

1 For a reconciliation of special items, please refer to the table on page 8.

2 Includes receivables related to assets held for sale.

3 The Company transfers products between segments at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

cc = constant currency. Changes in revenue, operating income and net income attributable to shareholders of FME AG include the impact of changes in foreign currency exchange rates. We calculate and present these financial measures using both IFRS Accounting Standards and at constant exchange rates to show changes in these metrics and other items without giving effect to period-to-period currency fluctuations. Under IFRS Accounting Standards, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information	Page 3 of 9	May 6, 2025

Balance sheet

in € million, except for net leverage ratio, unaudited	March 31,	December 31,
	2025	2024
Assets
Cash and cash equivalents	1,071	1,180
Trade accounts and other receivables from unrelated parties	3,565	3,367
Inventories	2,079	2,068
Other current assets	1,243	1,308
Goodwill and intangible assets	15,971	16,541
Right-of-use assets	3,475	3,612
Other non-current assets	5,331	5,491
Total assets	32,735	33,567

Liabilities and equity
Accounts payable to unrelated parties	769	904
Other current liabilities	4,678	4,756
Non-current liabilities	11,783	12,138
Total equity	15,505	15,769
Total liabilities and equity	32,735	33,567

Equity/assets ratio	47%	47%

Debt and lease liabilities
Short-term debt from unrelated parties	95	2
Current portion of long-term debt	591	575
Current portion of lease liabilities from unrelated parties	603	616
Current portion of lease liabilities from related parties	25	25
Long-term debt, less current portion	6,149	6,261
Lease liabilities from unrelated parties, less current portion	3,275	3,412
Lease liabilities from related parties, less current portion	83	88
Debt and lease liabilities included within liabilities directly associated with assets held for sale	11	9
Total debt and lease liabilities	10,832	10,988
Minus: Cash and cash equivalents [1]	(1,079)	(1,185)
Total net debt and lease liabilities	9,753	9,803

Reconciliation of annualized adjusted EBITDA and net leverage ratio to the most directly comparable IFRS Accounting Standards financial measure
Net income	812	741
Income tax expense	338	316
Interest income	(71)	(72)
Interest expense	399	407
Depreciation and amortization	1,530	1,536
Adjustments [2]	432	450
Annualized adjusted EBITDA	3,440	3,378

Net leverage ratio	2.8	2.9

1    Includes cash and cash equivalents included within assets held for sale.

2    Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2025: -€9 M; 2024: -€23 M), non-cash charges, primarily related to pension expense (2025: €52 M; 2024: €52 M), impairment loss (2025: €94 M; 2024: €207 M) and special items, including costs related to the FME25 Program (2025: €167 M; 2024: €164 M), Legacy Portfolio Optimization (2025: €103 M; 2024: €113 M), Legal Form Conversion Costs (2025: €8 M; 2024: €9 M) and Humacyte Remeasurements (2025: €17 M; 2024: -€72 M).

Balance Sheet	Page 4 of 9	May 6, 2025

Cash flow statement

in € million, unaudited	Three months ended March 31,
	2025	2024
Operating activities
Net income	189	118
Depreciation, amortization and impairment loss	395	512
Change in trade accounts and other receivables from unrelated parties	(307)	(669)
Change in inventories	(71)	(41)
Change in other working capital and non-cash items	(43)	207
Net cash provided by (used in) operating activities	163	127
In percent of revenue	3.3%	2.7%

Investing activities
Purchases of property, plant and equipment and capitalized development
costs	(146)	(134)
Proceeds from sale of property, plant and equipment	4	5
Capital expenditures, net	(142)	(129)

Free cash flow	21	(2)
In percent of revenue	0.4%	0.0%

Acquisitions and investments, net of cash acquired, and purchases of
intangible assets	(6)	0
Investments in debt securities	(12)	0
Proceeds from divestitures, net of cash disposed	19	40
Proceeds from sale of debt securities	33	21
Free cash flow after investing activities	55	59

Cash flow	Page 5 of 9	May 6, 2025

Revenue development by segment

						Same market
				Change	Organic	treatment
in € million, unaudited	2025	2024	Change	at cc	growth	growth [1]
Three months ended March 31,
Total revenue	4,881	4,725	3.3%	1.2%	5.4%

Care Delivery segment	3,857	3,788	1.8%	-0.9%	4.2%	0.8%
Thereof: U.S.	3,302	3,102	6.4%	3.2%	4.1%	0.0%
Thereof: International	555	686	-19.1%	-19.0%	4.8%	2.5%

Care Enablement segment	1,367	1,297	5.4%	4.9%	4.9%

Inter-segment eliminations	(343)	(360)	-5.0%	-7.2%

1 Same market treatment growth = organic growth less price effects

Health care services and health care products revenue by segment

	2025				2024
	Care Delivery	Care Enablement	Inter- segment		Care Delivery	Care Enablement	Inter- segment
in € million, unaudited	segment	segment	eliminations	Total	segment	segment	eliminations	Total
Three months ended March 31,
Health care services revenue	3,780	—	—	3,780	3,748	—	—	3,748
Health care products revenue	77	1,024	—	1,101	40	937	—	977
Inter-segment revenue	—	343	(343)	—	—	360	(360)	—
Revenue	3,857	1,367	(343)	4,881	3,788	1,297	(360)	4,725

Revenue development by segment	Page 6 of 9	May 6, 2025

Key metrics Care Delivery segment

unaudited			Three months ended March 31, 2025
		Growth			Growth		Growth
	Clinics	in % yoy	Net change in clinics [1]	Patients	in % yoy	Treatments	in % yoy
Total	3,674	-5%	(1)	299,358	-8%	11,007,408	-10%
Thereof: U.S.	2,623	0%	(1)	205,662	0%	7,548,182	-1%
Thereof: International	1,051	-16%	0	93,696	-21%	3,459,226	-26%

1 Net change in clinics (acquired, de novo, combined, closed and sold) in comparison to December 31, 2024.

yoy = year-on-year

Key metrics	Page 7 of 9	May 6, 2025

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS Accounting Standards financial measures for comparability with the Company´s outlook

		Special items									Special items
in € million, except share data, unaudited	Results 2025	FME25 Program	Legacy Portfolio Optimiza- tion[1]	Legal Form Conversion Costs	Humacyte Remeasure- ments	Sum of special items	Results 2025 excl. special items	Currency translation effects	Results 2025 excl. special items at cc	Results 2024	FME25 Program	Legacy Portfolio Optimiza- tion[1]	Legal Form Conversion Costs	Humacyte Remeasure- ments	Sum of special items	Results 2024 excl. special items	Change excl. special items	Change excl. special items at cc
Three months ended March 31,
Total revenue	4,881	—	—	—	—	—	4,881	(99)	4,782	4,725	—	—	—	—	—	4,725	3.3%	1.2%
Care Delivery segment	3,857	—	—	—	—	—	3,857	(101)	3,756	3,788	—	—	—	—	—	3,788	1.8%	-0.9%
Thereof: U.S.	3,302	—	—	—	—	—	3,302	(102)	3,200	3,102	—	—	—	—	—	3,102	6.4%	3.2%
Thereof: International	555	—	—	—	—	—	555	1	556	686	—	—	—	—	—	686	-19.1%	-19.0%
Care Enablement segment	1,367	—	—	—	—	—	1,367	(6)	1,361	1,297	—	—	—	—	—	1,297	5.4%	4.9%
Inter-segment eliminations	(343)	—	—	—	—	—	(343)	8	(335)	(360)	—	—	—	—	—	(360)	-5.0%	-7.2%

EBITDA	726	28	17	0	74	119	845	(18)	827	758	26	27	1	(15)	39	797	6.0%	3.8%

Total operating income	331	28	24	0	74	126	457	(11)	446	246	28	143	1	(15)	157	403	13.4%	10.9%
Care Delivery segment	323	15	22	—	—	37	360	(14)	346	189	12	147	—	—	159	348	3.6%	-0.3%
Care Enablement segment	94	11	2	—	7	20	114	(1)	113	70	16	0	—	(10)	6	76	50.1%	48.7%
Inter-segment eliminations	(5)	—	—	—	—	—	(5)	0	(5)	1	—	(4)	—	—	(4)	(3)	77.1%	71.8%
Corporate	(81)	2	—	0	67	69	(12)	4	(8)	(14)	0	0	1	(5)	(4)	(18)	-31.4%	-55.7%

Interest expense, net	81	—	—	—	—	—	81	(3)	78	88	—	—	—	—	—	88	-8.4%	-11.1%

Income tax expense	61	8	4	0	19	31	92	(3)	89	40	8	36	0	(4)	40	80	14.7%	12.5%

Net income attributable to noncontrolling interests	38	—	—	—	—	—	38	0	38	47	—	—	—	—	—	47	-18.9%	-21.2%

Net income[2]	151	20	20	0	55	95	246	(5)	241	71	20	107	1	(11)	117	188	31.3%	28.6%

Basic earnings per share	€0.52	€0.07	€0.07	€0.00	€0.18	€0.32	€0.84	€(0.02)	€0.82	€0.24	€0.07	€0.37	€0.00	€(0.04)	€0.40	€0.64	31.3%	28.6%

1 2025: mainly comprise severance payments and the impairment of goodwill resulting from the measurement of assets held for sale; 2024: mainly comprise the impairment of intangible and tangible assets resulting from the measurement of assets held for sale as well as losses from divestitures.

2 Attributable to shareholders of FME AG.

Reconciliation results excl. special items	Page 8 of 9	May 6, 2025

Outlook 2025

Outlook 2025
	Results 2024	(at Constant Currency)
Revenue[1]	€19,336 M	Positive to a low-single digit percentage rate growth
Operating income[1]	€1,797 M	High-teens to high-twenties percentage rate growth

1 Outlook 2025 is based on the assumptions outlined in the earnings release for the fourth quarter and full year of 2024 and excludes special items. Special items include the costs related to the FME25 Program, the impacts from Legacy Portfolio Optimization, the Legal Form Conversion Costs, the Humacyte Remeasurements and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of providing the outlook. The growth rates are based on the results 2024 excluding the costs related to the FME25 Program (€180 M for operating income), the impacts from Legacy Portfolio Optimization (€288 M for operating income), the Legal Form Conversion Costs (€9 M for operating income) and the Humacyte Remeasurements (-€72 M for operating income).

Outlook 2025	Page 9 of 9	May 6, 2025